Exhibit 99.3

Summit Therapeutics plc

(“Summit” or “the Company”)

SHAREHOLDER NOTIFICATIONS

Oxford, UK, 22 March 2016 – Summit Therapeutics plc (NASDAQ: SMMT, AIM: SUMM), announces that pursuant to AIM Rule 20, the Company notifies shareholders that on 21 March 2016 it posted to shareholders the following:

1.	A letter setting our details of its adoption of Financial Reporting Standard 101 “Reduced Disclosure Framework; and

2.	A letter seeking consent to communicate with shareholders electronically.

Each letter is available to be downloaded from the Investors section of the Company’s website at www.summitplc.com/investors.

For more information, please contact:

Summit Glyn Edwards / Richard Pye (UK office) Erik Ostrowski / Michelle Avery (US office)	Tel: +44 (0)1235 443 951 +1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Tony Rawlinson	Tel: +44 (0)20 77148 7900

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialisation of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

-END-